*Form 51-102F3*
**MATERIAL CHANGE REPORT**

**Item 1. Name & Address of Company**

**Eurasian Minerals Inc. (the "Company")**
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

**Item 2. Date of Material Change**

October 4, 2010

**Item 3. News Release**

A press release dated October 4, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

**Item 4. Summary of Material Change**

The Company announced that it intends to undertake, subject to regulatory approvals, a private placement financing to raise gross proceeds of up to CDN $17.5 million from the sale of up to 7 million units.

**Item 5. Full Description of Material Change**

**Item 5.1 Full Description of Material Change**

Please refer to the press release of the Company disseminated on October 4, 2010, attached hereto.

**Item 5.2 Disclosure for Restructuring Transactions**

Not applicable

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7. Omitted Information**

None.

**Item 8. Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

**Item 9. Date of Report**

October 4, 2010

# Eurasian Minerals Inc.

**NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA**

## NEWS RELEASE

### Eurasian Proposes to Carry Out $17.5 Million Private Placement

**Vancouver, British Columbia, October 4, 2010 (TSX Venture: EMX)** – Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce that it intends to undertake, subject to regulatory approvals, a private placement financing to raise gross proceeds of up to CAD $17.5 million from the sale of up to 7 million units (a **"Unit"**). Each Unit, priced at CAD $2.50, will consist of one EMX common share and one transferable share purchase warrant (a "**Warrant**"). Each Warrant will be exercisable over a five-year period to purchase one EMX common share at a purchase price (the "**Exercise Price**") of CAD $3.50 during the first year, CAD $4.00 during the second year, CAD $4.50 during the third year, CAD $5.00 during the fourth year, and CAD $5.50 during the fifth and final year. If the volume weighted average price of EMX common shares on the TSX Venture Exchange is at least 30% above the current Exercise Price of the Warrants for a period of 30 consecutive trading days, the Company will have the option to give notice that the Warrants must be exercised within 15 trading days or they will be cancelled.

The Company has agreed to pay a fee in respect of subscriptions from investors introduced by a finder. The fee will be payable in that number of Units equal to 5% of the number of Units issued pursuant to such subscriptions. In addition, the finder will be issued that number of finder warrants equal to 5% of such Units, with each finder warrant being exercisable for two years to acquire one EMX common share for CAD $2.65.

There can be no assurance that the private placement will be completed as proposed, or at all, and it is subject to regulatory approvals. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer for a period of four months from closing.

For further information contact:

David M. Cole
President and Chief Executive Officer
Phone: (303) 979-6666
Email: dave@eurasianminerals.com
Website: www.eurasianminerals.com

Kim C. Casswell
Corporate Secretary
Phone: (604) 688-6390
Email: kcasswell@eurasianminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States *Securities Act of 1933* (the "**U.S. Securities Act**") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.